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                  GPU, Inc. and Subsidiary Companies                  Exhibit H
                   Capitalization Ratios at September 30, 1997
                                 (In Thousands)


                                   Actual                                           Actual Per 10-Q             Pro Forma
                                  Per 10-Q        Pro Forma(1)     Pro Forma(2)     Equity      Debt       Equity        Debt
                                  --------        ------------     ------------     ------      ----       ------        ----

   Capitalization:
  Common stock                  $   314,458                                     $   314,458                $   314,458
  Capital surplus                   753,082                                         753,082                    753,082
  Retained earnings               2,188,770                     $   (17,879)      2,188,770                  2,170,891
  Reacquired common stock,
   at cost                          (82,391)                                        (82,391)                   (82,391)
  Cumulative preferred stock
   (incl. due within one yr.)       170,478                                         170,478                    170,478
  Subsidiary-obligated
   mandatorily redeemable
   preferred securities             330,000                                         330,000                    330,000
  Long-term debt (incl. due
   within one year)               3,262,825     $ 1,830,000                                    $ 3,262,825              $ 5,092,825
  Notes payable                     334,685          50,000         437,900                        334,685                  822,585
                                    -------          ------         -------         -------        -------     -------      -------
   Total (incl. due within
     one year)                  $ 7,271,907     $ 1,880,000     $   420,021     $3,674,397     $ 3,597,510 $ 3,656,518  $ 5,915,410
                                ===========     ===========     ===========     ==========     ===========  ==========  ===========

Capitalization Ratios:               100.0%                                          50.5%           49.5%       38.2%        61.8%


   (1)  To give  effect to  the November 1997  acquisition of  PowerNet Victoria, for  $1,880,000, which  was financed through  a combination of recourse ($500,000) and non-recourse $1,380,000) debt.

   (2) To give effect to the pro forma adjustments reflected in SEC File No. 70-7926, Post Effective Amendment No. 9. The decrease of $17.879 million in retained earnings represents the net effect of the annual interest expense and decrease in the provision for income taxes attributable to the proposed issuance of $487.9 million in short-term borrowings. The $437.9 million increase in notes payable represents the short-term borrowings available under the companies respective charter limits, after taking the $50 million in short-term borrowings for the PowerNet purchase into account.





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